EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar Amounts In Thousands)

	2002	2001	2000	1999	1998

EARNINGS
Pre-tax income (loss)	$(79,157)	$(4,416)	$123	$40,092	$55,069
Fixed charges	4,611	7,832	13,024	13,109	15,865

Total	$(74,546)	$3,416	$13,147	$53,201	$70,934

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$3,257	$6,541	$11,889	$12,221	$15,009
Interest portion of rental expense	1,354	1,291	1,135	888	856

Total fixed charges	$4,611	$7,832	$13,024	$13,109	$15,865

Ratio of earnings to fixed
charges	(A)	(B)	1.0x	4.1x	4.5x

(A)	Earnings were insufficient to cover fixed charges by $79.2 million in 2002.
(B)	Earnings were insufficient to cover fixed charges by $4.4 million in 2001.